Exhibit 99.(h)(87)

FORM OF ADMINISTRATIVE SERVICES AGREEMENT SUPPLEMENT

The RBB Fund, Inc.

Free Market U.S. Equity Fund

Free Market International Equity Fund

Free Market Fixed Income Fund

This supplemental agreement is entered into this day of             , 200    , by and between THE RBB FUND, INC. (the “Company”) and PFPC DISTRIBUTORS, INC. (“PFPC Distributors”).

The Company is a corporation organized under the laws of the State of Maryland and is an open-end management investment company. The Company and PFPC Distributors have entered into a Administrative Services Agreement, dated as of May 29, 1998 (as from time to time amended and supplemented, the “Administrative Services Agreement”), pursuant to which PFPC Distributors has undertaken to provide certain administrative services to certain of the Company’s portfolios and classes, as more fully set forth therein.

The Company agrees with PFPC Distributors as follows:

1. Adoption of Administrative Services Agreement. The Administrative Services Agreement is hereby adopted for the Classes of Common Stock of the Free Market U.S. Equity Fund, Free Market International Equity Fund, and Free Market Fixed Income Fund of the Company.

2. Payment of Fees. For all services to be rendered, facilities furnished and expenses paid or assumed by PFPC Distributors as provided in the Administrative Services Agreement and herein, the Company shall pay PFPC Distributors a monthly fee, as well as reimburse out-of-pocket expenses, on the first business day of each month, as provided in the Administrative Services Agreement.

3. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have entered into this Agreement, intending to be legally bound hereby, as of the date and year first above written.

THE RBB FUND, INC.		PFPC DISTRIBUTORS, INC.

By:		By:
Edward J. Roach
President